PetVivo Holdings, Inc.

5251 Edina Industrial Blvd. Edina,
MN 55439

August 17, 2020

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Deanna Virginio	Re:	PetVivo Holdings, Inc.
Preliminary Information Statement
File No. 000-55167

Dear Commission:

Submitted herewith is our amended preliminary information statement in response to your comment letter of July 31, 2020. The following responses to your comment letter are hereby submitted, with your comments repeated in italics.

SEC Comment #1 - Please revise your disclosure to discuss the potential dilutive effect of the proposed reverse stock split on your stockholders.

Response: We have added a risk factor to disclose such potential dilutive effect.

SEC Comment #2 - Please revise to state specifically whether you have any plans, proposals or arrangements, written or oral, to issue any of the additional authorized shares of common stock that would be available as a result of the proposed reverse stock split. Please provide similar disclosure for Proposal 2 with respect to the newly authorized shares that would be available as a result of the proposed increase in the number of authorized shares of common stock. If there are any such plans, please describe them.

Response: There are no such plans to describe, and we have made such disclosure both in the discussion of Proposal 1 as well as the discussion of Proposal 2.

SEC Comment #3 - Please expand your disclosure to discuss the potential anti-takeover effect of the increase in the number of authorized shares that will be available as a result of the proposed reverse stock split. Please provide similar disclosure in Proposal 2 with respect to the proposed increase in the number of authorized shares of common stock.

Response: We have added anti-takeover effect risks to both Proposal 1 and Proposal 2.

SEC Comment #4 - We note your statement that at the Regular Meeting you will ask stockholders to “consider and vote to approve” the proposals set forth in your preliminary information statement. Based on this disclosure, and others throughout the filing, it appears that you are soliciting stockholder consent or authorization with regard to these proposals and therefore should comply with the requirements of Regulation 14A. Accordingly, please explain to us your basis for filing an information statement on Schedule 14C as opposed to a proxy statement on Schedule 14A.

Response: We did not intend in any respect to solicit any votes of stockholders incident to this information statement, and we have deleted and/or revised any language throughout the document to remove any such intent. We have no need to make any such requests or solicitation, since our management and principal stockholders own a substantial majority of our outstanding common stock.

In addition, we have amended the section of the information statement entitled “Voting Instructions” to include the following:

“No voting by Proxy or Solicitation of Approval of Any Proposal. There will be no voting by proxy incident to this Regular Meeting, and also no other solicitation by our management or any other person to influence voting on any proposal by any stockholder.”

In closing, we would appreciate receiving your consent to our filing of a definitive information statement as soon as possible, since we would like to prepare for and hold this stockholder meeting as soon as possible. Thank you.

Sincerely,

/s/ John Lai
John Lai
Chief Executive Officer

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